SCYTHIAN BIOSCIENCES ANNOUNCES 4-FOR-1 STOCK SPLIT AND APPOINTMENT OF VIC NEUFELD AS NEW CHAIRMAN OF THE BOARD OF DIRECTORS

TORONTO, ON – March 12, 2018 – Scythian Biosciences Corp. (the “Company” or “Scythian”) (TSXV:SCYB) (Frankfurt:9SB) (OTC – Nasdaq Intl:SCCYF) announces that, further to its press release on March 9, 2018 whereby the Company announced shareholder approval of an up to eight for one (8-for-1) stock split of the Company’s issued and outstanding common shares (the “Stock Split”), the Company’s Board of Directors has determined that the Stock Split will be effected on a 4-for-1 basis, to ensure the Company continues to meet Nasdaq minimum pricing for its pending listing. Accordingly, each holder of common shares will receive 4 common shares in exchange for every common share currently held. The Stock Split will increase the number of issued and outstanding common shares of the Company from 7,083,397 to 28,333,588. The Stock Split is subject to regulatory approval from the TSX Venture Exchange and the Financial Industry Regulatory Authority (FINRA).

Jonathan Gilbert, CEO of the Company, commented, “We believe that the stock split and the resulting increase in the number of shares outstanding will encourage greater market liquidity and wider distribution of our shares among a broader investor base.”

Scythian is also pleased to announce the appointment of Vic Neufeld as the Company’s new Chairman of the Board of Directors, replacing Jonathan Gilbert, who will remain as Chief Executive Officer and as a Director. George Scorsis was also appointed Lead Director of the Company.

Mr. Neufeld has been a director of the Company since January 15, 2018. He brings over twenty years of management experience and expertise in the pharmaceutical industry. Mr. Neufeld previously served as the Chief Executive Officer of Jamieson Laboratories, Canada’s largest manufacturer and distributor of natural vitamins, herbs and botanical medicines. He is currently the Chief Executive Officer and Chair of the Board of Aphria Inc. (TSX:APH).

“On behalf of Scythian, I would like to thank Jonathan Gilbert for his tremendous leadership as Chairman of the Board of Directors,” said Mr. Neufeld. “I look forward to continuing to serve the shareholders of Scythian as its new Chairman,” he added.

About Scythian Biosciences Corp.

Scythian is a research and development company committed to finding a solution for the prevention and treatment of concussions and traumatic brain injury with its proprietary Cannabinoid combination.

Scythian’s mission is to be the first accepted drug regimen for concussive treatment. Scythian has recently formed a collaboration with the University of Miami and its world-renowned neuroscientific team to conduct pre-clinical and clinical trials of its drug regimen. The University of Miami believes that Scythian’s scientific approach shows significant promise and differs from previous approaches to treat this growing problem. The collaboration with the University of Miami allows access to their extensive knowledge base in the fields of traumatic brain injury and concussions and allows for Scythian’s clinical studies to be undertaken at their world-class facilities.

Gillian A. Hotz, PhD, is leading Scythian’s program at the University of Miami. Dr. Hotz is a nationally recognized behavioural neuroscientist and expert in neurotrauma, concussion management, and neurorehabilitation. She has extensive experience in neurocognitive testing. Dr. Hotz has been the co-director of University of Miami Miller School of Medicine’s Concussion Program since 1995.

Scythian is also endorsed by Pro Football Legends and the World Boxing Association on its mission.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CONTACT INFORMATION

Scythian Biosciences Corp.

Jonathan Gilbert, CEO

Phone: (212) 729-9208

Email: info@scythianbio.com

Cautionary Statements

This press release may contain certain forward-looking information and statements (“forward-looking information”) within the meaning of applicable Canadian securities laws, that are not based on historical fact, including without limitation statements containing the words “believes”, “anticipates”, “plans”, “intends”, “will”, “should”, “expects”, “continue”, “estimate”, “forecasts” and other similar expressions. Such forward-looking information includes information relating to the Stock Split. Readers are cautioned to not place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements. Although the Company believes that the expectations reflected in forward-looking information in this press release are reasonable, such forward-looking information has been based on expectations, factors and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, including, without limitation, successfully obtaining approval of the Stock Split from the TSX Venture Exchange and FINRA. The forward-looking information contained in this press release are expressly qualified by this cautionary statement and are made as of the date hereof. The Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.